Filed Pursuant To Rule 433

Registration No. 333-174640

FXCH	CURRENCYSHARES® CHINESE RENMINBI TRUST

AN EXCHANGE TRADED PRODUCT TRACKING THE PRICE OF THE CHINESE RENMINBI	THIRD & FOURTH QUARTER 2011

INVESTMENT STRATEGY Designed to track the price of the Chinese Renminbi, net of Trust expenses.	CurrencyShares Chinese Renminbi tracks the price of the Chinese Renminbi and trades under the symbol FXCH.
	BENEFITS	RISKS TO CONSIDER:

EXCHANGE

NYSE Arca

EXPECTED ANNUAL

OPERATING EXPENSES

0.40%

INTEREST DISTRIBUTION FREQUENCY

Monthly, provided that interest in a given month exceeds Trust expenses. Such interest is not expected to form a significant part of shareholders’ investment returns.

PRODUCT TYPE

Equitized single currency

trust, exchange traded

product

TICKER:

FXCH

CUSIP

23131C 107

INITIAL NUMBER OF CHINESE RENMINBI PER SHARE[1]

500

1) Potential to capitalize on the Chinese economy

2) Potential capitalization on weakening U.S. dollar relative to Chinese Renminbi

3) Short-term tactical or long-term strategic opportunities

4) Investment in Chinese currency in its potential evolution from dollar pegged to free floating status

5) Option to short sell in case of overvaluation of Chinese Renminbi relative to U.S. dollar

6) Access the Chinese Renminbi through a traditional brokerage account

7) Daily trading of the shares on the New York Stock Exchange

•   The Trust is nondiversified and fluctuates with the market price of the Chinese Renminbi which could materially and adversely affect the value of the shares.

•   Factors impacting the price of the Chinese Renminbi such as debt level and trade deficit or surplus of China, inflation rates of the United States and China and investors’ expectations concerning inflation rates, interest rates of the United States and China and investors’ expectations concerning interest rates, investment and trading activities of mutual funds, hedge funds and currency funds and global or regional political, economic or financial events and situations

•   Shares of the Trust are not insured against loss by the FDIC or any other governmental agency

•   Shareholders will not have the protection associated with ownership of shares in an investment company registered under the Investment Company Act of 1940

SHORT SALE/MARGIN

ELIGIBLE

Yes

SPONSOR

Rydex Specialized Products LLC

CONCEPT BY

Precidian Investments

TRUSTEE

Bank of New York – Mellon

SPECIALIST

TBD

INCEPTION: TBD

DEPOSITORY

JP Morgan Chase Bank, N.A. London Branch

CURRENCYSHARES FEATURES AND POSSIBLE USES

•   May help with an overall portfolios diversification

•   Potential balancing of a portfolio or may help protect against currency swings, thereby reducing overall risk

•   Businesses manufacturing or selling products overseas may reduce exchange rate risk by buying or selling CurrencyShares

•   Short sales to possibly mitigate the impact that exchange rates may have on foreign investments

•   NYSE-listed securities are eligible for margin accounts

•   CurrencyShares are backed by the assets of the Trust, which does not hold or use derivative products

Chinese Renminbi Trust shares are subject to risks similar to those of stocks and may not be suitable for all investors. Investors should consider the investment objectives, risks, charges and expenses of this product carefully before investing. The prospectus contains this and other information about the product. Please read the prospectus, including the “Risk Factors” section, carefully before you invest. Shares can be bought and sold through a broker and the selling shareholder may have to pay brokerage commissions in connection with the sale. Shares may only be redeemed directly from the Trust by Authorized Participants via Baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The value of the shares relates directly to the value of the foreign currency held by the Trust. For a more complete discussion of risk factors applicable to the Trust, carefully read the prospectus.

Diversification does not ensure a profit, nor eliminate the risk of investment losses.

For information, call 800.820.0888 or visit www.rydex-sgi.com

ABOUT THE CHINESE RENMINBI	INTEREST ON DEPOSITORY ACCOUNT

Chinese Renminbi has been the official currency of China since 1949. The People’s Bank of China has been functioning as the central bank of China since 1983. After keeping its currency pegged to the USD, in July 2005 China revalued its currency by 2.1% against the USD and moved to an exchange rate system that references a basket of currencies said by the Chinese government to include currencies of China’s major trading partners such as the USD, Euro, Japanese Yen and Singapore Dollar. In 2008, during the global financial crisis, China pegged the Chinese Renminbi to the USD again. Amid international pressure to allow the currency to float freely, subject to market forces, China announced a return to the basket-based approach in July 2010. The mix of currencies contained in the “basket” is controlled by the Chinese government, and the exact allocations are unknown to the public.

As part of China’s plans to make Chinese Renminbi a more flexible currency for settling cross-border trade, with the ultimate aim of creating a freely floating (unpegged) currency, China has implemented two versions of its currency: the onshore version (CNY) and the offshore version (CNH). The reason for using two versions is to facilitate a controlled roll-out of Chinese Renminbi as an international currency for trade, investment and reserve, without exposing the Chinese economy to possible shocks.

The advent of CNH began in 2003 when the People’s Bank of China and the Hong Kong Monetary Authority agreed that Hong Kong banks could conduct personal business in Chinese Renminbi on a trial basis and The Bank of China (Hong Kong) was designated as the Chinese Renminbi clearing bank. The roll-out progressed slowly until the summer of 2010, when a flurry of government initiatives led to, among other things, expansion of the CNY trade settlement scheme to include businesses from 20 provinces in mainland China, creation of CNH investment products, and increased opportunity for movement of CNH onto the mainland.

The Chinese Renminbi deposited into and held by the Trust, and accordingly represented by CurrencyShares, are the CNH version of the currency.

JPMorgan Chase Bank, N.A., London Branch, the Depository for the Trust, maintains a deposit account denominated in Chinese Renminbi. Interest earned by the Trust, if any, will accrue daily and will be used to pay Trust expenses. Any excess interest will be distributed to shareholders monthly. If the Trusts’ expenses exceed interested earned, the Trustee will withdraw Chinese Renminbi held by the Trust to pay the excess, thereby reducing the number of Chinese Renminbi per Share. Rydex will disclose the most current interest rate on www.currencyshares.com.

Source: www.cia.gov/library/publications/the-world-factbook.

This information must be accompanied by a current Currency-Shares Chinese Renminbi Trust prospectus. Please read the prospectus carefully before investing.

The CurrencyShares® Chinese Renminbi Trust has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may click the link above or the Trust will arrange to send you its prospectus if you request it by calling toll-free 800.820.0888.

The sponsor of the CurrencyShares trusts is Rydex Specialized Products, LLC, d/b/a Rydex | SGI. The distributor of these exchange traded products is Rydex Distributors, LLC an affiliate of Rydex | SGI.

For continuous pricing information on CurrencyShares Chinese Renminbi Trust, including the indicative value, see www.CurrencyShares.com.

CSRFS-0811 x1211 #3514